BB
3/3

09057830

SEC Mail Processing Section

FEB 25 2009

Washington, DC
110

SECUR... AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **PINNACLE INVESTMENTS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 PLUM STREET, SUITE 120
(No. and Street)

SYRACUSE	**NEW YORK**	**13204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGG A. KIDD, PRESIDENT **(315) 251-1101**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET	**SYRACUSE**	**NEW YORK**	**13203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gregg A. Kidd, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Pinnacle Investments, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Gregg A Kidd
Signature

President
Title

Elizabeth M. Nicoletti
Notary Public

ELIZABETH M NICOLETTI
Notary Public - State of New York
NO. 01NI6158231
Qualified in Onondaga County
My Commission Expires 12/26/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE INVESTMENTS, LLC

SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member
Pinnacle Investments, LLC
East Syracuse, New York

We have audited the accompanying statement of financial condition of Pinnacle Investments, LLC (the Company) as of December 31, 2008. This combined financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pinnacle Investments, LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 11, 2009

PINNACLE INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 107,665
Cash deposited with clearing organization	50,000
Marketable securities - at market value	2,805
Receivable from broker-dealers and clearing organization	72,904
Prepaid expenses	11,977
Property and equipment - net	32,494
Advances to officers	31,180
Cash surrender value - life insurance - net	9,519
Total assets	$ 318,544

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 130,793
Total liabilities	130,793
Member's equity	187,751
Total liabilities and equity	$ 318,544

A copy of the Statement of Financial Condition of the December 31, 2008 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of these financial statements

Note 1. Organization and Nature of Business

Pinnacle Investments, LLC (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a New York registered Limited Liability Company, and is a wholly owned subsidiary of Pinnacle Holding Company, LLC (Parent), with whom it files a consolidated return. As a Limited Liability Company, members are not personally liable for the debts, liabilities, contracts or any other obligations of the Company unless specifically provided.

Pinnacle Investments, LLC (the Company) is an introducing broker-dealer primarily engaged in brokerage and investment advisory services in the Central New York area. The Company uses National Financial Services Corporation (NFSC) to carry customer accounts and clear transactions.

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company has balances with a financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Cash balances are also maintained with investment companies that are not insured by the FDIC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market funds to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 2. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities in the Company's investment account are classified as available for sale and are valued under "mark to market" pricing in accordance with FASB Statement No. 157 for financial statement purposes. All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy established by FASB Statement No.157. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes over their estimated useful lives ranging from 5 to 7 years. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2008 were $16,573.

Note 3. Cash Deposited with Clearing Organization

The Company is required and maintains an escrow account with NFSC in the amount of $50,000. If the agreement between the Company and NFSC is terminated for any reason, NFSC may deduct from the escrow account any amounts the Company owes NFSC due to failure to meet any of its obligations under the agreement.

Note 4. Marketable Securities

Cost and fair market value of marketable securities at December 31, 2008 are as follows:

	Cost	Gross Unrealized Gains	Market Value
Available for sale mutual funds and Equity securities	$ 1,769	$ 1,036	$ 2,805

Marketable securities are recorded at fair value in accordance with FASB Statement No. 157. The resulting difference between cost and market value is included in the income statement.

Note 5. Commissions Receivable and Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and NFSC in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, NFSC extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with NFSC. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and NFSC's internal margin requirements.

Note 5. Commissions Receivable and Concentrations of Credit Risk (continued)

When a transaction is carried out on a cash basis, the Company is responsible for the failure of a customer to deliver securities sold, to make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2008.

Note 6. Property and Equipment - Net

A schedule of property and equipment at December 31, 2008 is as follows:

Furnishings	$ 34,379
Office equipment	95,407
Total	129,786
Accumulated depreciation	(97,292)
Property and equipment - net	$ 32,494

Depreciation expense was $7,596 for the year ended December 31, 2008.

Note 7. Advances to Officers

Advances to officers consist of loans made to officers amortizable in ten equal payments commencing on the anniversary date of the note. In the event that the borrower resigns as an employee of the Company or is terminated for any reason, the balance of the loan will become immediately due and payable, together with interest accruing from the date of the note calculated at the Federal short-term rate. If the borrower is employed as a full-time employee of the Company on the date each annual payment is due, the payment and related interest due will be amortized. The balance of these loans at December 31, 2008 was $31,180.

Note 8. Cash Surrender Value-Life Insurance - Net

Cash surrender value-life insurance is reflected net of a loan at 7.4%. The balance of this loan was $12,968 at December 31, 2008.

Note 9. Commitments and Contingencies

Commitments

The Company leases its office equipment and vehicles under agreements accounted for as operating leases. Rent expense was $44,330 for the year ended December 31, 2008. Future annual lease commitments are as follows:

	Vehicles Equipment
2009	$ 42,588
2010	35,462
2011	6,753
Thereafter	-
Total	$ 84,803

The Company subleases its office facility on a month-to-month basis at $9,150 per month. Rent expense was $71,086 for the year ended December 31, 2008.

Note 10. Margin Account Borrowings

The Company has a margin account with National Financial Services, LLC secured by investment securities. There were no borrowings on the account at December 31, 2008.

Note 11. Retirement Plan

The Company has a defined contribution profit sharing plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Directors. The Directors elected to make no profit sharing contribution for the year ended December 31, 2008. Company matching contributions for 2008 were $69,941.

Note 12. Income Taxes

Pinnacle Investments, LLC is a single member limited liability company and is considered a disregarded entity for income tax purposes as it files a consolidated return with Pinnacle Holding Company, LLC (Parent). Under these elections, the income is generally taxed directly to the member.

Note 13. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2008, the Company's aggregate indebtedness and net capital were $130,793 and $88,378, respectively, a ratio of 1.48 to 1 and net capital exceeded the minimum capital requirement of $50,000 by $38,378.

Note 14. Related Party Transactions

For the year ended December 31, 2008, the Company received $108,492 in revenue from entities related through common ownership.

For the year ended December 31, 2008, the Company paid $58,212 in management fees and other administrative expenses to its parent company.